EXHIBIT 4.2

November 2001

       In November, 2001, BCP Investimento and Deutsche Bank (Portugal), S.A. (Deutsche Bank) reached agreement on a consumer credit securitization program. The agreement provides for the sale of asset backed securities to be issued by Nova Finance N(0)2, Plc, a Special Financing Vehicle established in the Republic of Ireland. The asset backed securities are collateralized by consumer loans originated by BCP through its network NovaRede. Under the terms of a companion receivables sale agreement between BCP, as Originator, and Deutsche Bank, as Purchaser, dated November 21, 2001 and supplemented by further agreement, BCP has agreed from time to time to offer to sell and assign to Deutsche Bank tranches of its consumer loan receivables and Deutsche Bank has agreed from time to time to accept any such offers with the purchase price of the initial tranche of receivables on the initial purchase date to be euro 352,100,000 and the purchase price for each subsequent tranche of receivables to be 100 per cent. of the aggregate outstanding principal amount thereof as at the relevant collateral determination date.


                                      215